UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

SEC File Number 0-29230 CUSIP Number 874054 10 9

NOTIFICATION OF LATE FILING

(Check One):
☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐Form N-CSR

For Period Ended: October 31, 2006

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I-REGISTRANT INFORMATION

Take-Two Interactive Software, Inc.
Full Name of Registrant

Former Name if Applicable

622 Broadway
Address of Principal Executive Office (Street and Number)

New York, NY 10012
(City, State and Zip Code)

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

As the registrant has previously disclosed, its Special Committee consisting of independent board members, with the assistance of independent legal counsel and independent accountants has conducted an internal investigation of certain of the registrant’s historical stock option grants and practices. As previously disclosed on December 11, 2006, the registrant’s management and Board of Directors has concluded that the registrant will need to restate certain of its historical financial statements to record non-cash charges for compensation expense relating to certain past stock option grants. The registrant is in the process of finalizing its conclusions regarding the amount of such charges, the resulting tax and accounting impact, and which periods require restatement. These conclusions will need to be reviewed by the registrant’s Audit Committee and independent accountants.  Consequently, in addition to having been unable to file its Form 10-Q for the quarter ended July 31, 2006 as it previously announced, the registrant was also unable to file its Form 10-K for the year ended October 31, 2006 by the required filing date and does not currently expect that the Form 10-K will be filed on or before the fifteenth calendar day following the required filing date as prescribed in Rule 12b-25. The registrant plans to file its Quarterly Report on Form 10-Q for the quarter ended July 31, 2006 and its Annual Report on Form 10-K for the year ended October 31, 2006 as soon as practicable.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Karl H. Winters	646	536-2842
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes  ☒ No

The registrant did not file its quarterly report on Form 10-Q for the quarter ended July 31, 2006.

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☒ Yes  ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

 At this time the registrant is unable to estimate a range of the non-cash, stock-based, compensation charges and the related tax and accounting impact on the registrant’s financial statements for its fiscal years ended October 31, 1997 through October 31, 2006 resulting from the matters discussed in Part III of this Report. For the foregoing reasons, the registrant cannot reasonably estimate its results of operations for its fiscal year ended October 31, 2006. However, the registrant anticipates that there will be a decrease in net revenue and an increase in cost of goods sold and operating expenses for its fiscal year ended October 31, 2006 as compared to its fiscal year ended October 31, 2005.

Take-Two Interactive Software, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date January 17, 2007	By:	/s/ Karl H. Winters
Chief Financial Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.